EXHIBIT 99.1

Prosensa Initiates First Patient Dosing in Phase I/II trial of PRO053

Company's fourth exon-skipping compound enters the clinic for the treatment of Duchenne muscular dystrophy

Prosensa Holding N.V. (NASDAQ: RNA), the Dutch biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today announced the dosing of the first patient in its Phase I/II clinical trial of PRO053, an exon-skipping compound for the treatment of Duchenne muscular dystrophy (DMD).

"We are pleased that our fourth exon-skipping compound, PRO053, has advanced into clinical trials." Giles Campion, Prosensa's Chief Medical Officer, said. "Bringing new drug candidates, such as PRO053, into the clinic exemplifies how we can leverage our scientific and regulatory expertise gleaned from the experience in advancing the investigational development compound, drisapersen, through the clinic. Most importantly, a broader clinical portfolio may offer additional patients with subtypes of DMD a much-needed potential treatment option."

PRO053, the company's fourth drug development candidate, induces exon 53 skipping and may be applicable to approximately 8% of all DMD patients.

This is an open-label study designed to assess the safety, efficacy, tolerability and pharmacokinetics of multiple doses of PRO053 in a subset of patients with DMD. The primary outcome measure of the study will be change from baseline in the six-minute walk test (6MWT) after 48 weeks of treatment. A number of secondary outcome measures will also be assessed, including safety, muscle function and strength, and functional outcome based on a questionnaire. The initial dose-finding portion of the study will be conducted at several clinical trial sites in Europe. The study may then be extended to additional territories in and outside of Europe.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. The company's lead investigational drug candidate, drisapersen, which was exclusively licensed to GlaxoSmithKline, is in Phase III clinical trials.

Notes to editors

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington's disease.

www.prosensa.com

About DMD

Duchenne muscular dystrophy (DMD) is a severely debilitating childhood neuromuscular disease that affects up to 1 in 3,500 boys. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein. As a result, patients suffer from progressive loss of muscle strength, often rendering them wheelchair-bound before the age of 12. Few patients survive the age of 30.

About exon skipping and RNA modulation

The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which, via an intermediate step involving RNA, lead to the assembly of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read past the fault. This prevents the remainder of the exons from being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD. RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. These antisense oligonucleotides skip an exon next to a defective exon and thereby correct the reading frame, enabling the production of a novel, largely functional dystrophin protein. Prosensa's exon skipping technology was licensed from Leiden University Medical Center.

Forward Looking Statements

This press release contains certain forward-looking statements.  All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon 53-skipping drug candidate, PRO053 and development plans around this program. Actual results may differ materially from those projected or implied in such forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results.  These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

CONTACT: Prosensa Holding N.V.
         Celia Economides, Director IR & Corporate Communications
         Phone: +1 917 975 1983
         Email: c.economides@prosensa.nl